Note: [01 Mar 2017] - The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Jean Landreville              , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

Jean Landreville (signed) CFO	May 21, 2020
Name: Jean Landreville	Date:
Title: CFO

Reporting Issuer Name:	Peak Positioning Technologies Inc.

End date of previous financial year:	December 31, 2019

Type of Reporting Issuer:	[ X ] Class 1 reporting issuer	[ ] Class 3B reporting issuer

Highest Trading Marketplace:	Canadian Securities Exchange

Market value of listed or quoted equity securities:

Equity Symbol	PKK

1st Specified Trading Period (dd/mm/yy)	01/01/2019	to	31/03/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$0.0400
(i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		675,842,135
		(ii)

Market value of class or series	(i) x (ii)	$27,033,685.4
		(A)

2nd Specified Trading Period (dd/mm/yy)	01/04/2019	to	30/06/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.0250
		(iii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		677,642,135
		(iv)

Market value of class or series	(iii) x (iv)	$16,941,053.375
		(B)

3rd Specified Trading Period (dd/mm/yy)	01/07/2019	to	30/09/2019

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.0500
		(v)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		713,542,135

Market value of class or series	(v) x (vi)	$35,677,106.75
		(C)

4th Specified Trading Period (dd/mm/yy)	01/10/19	to	31/12/19

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$0.0400
		(vii)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		720,592,135
		(viii)

	(vii) x (viii)	$28,823,685.4
Market value of class or series		(D)

5th Specified Trading Period (dd/mm/yy)	to

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$
(ix)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period
(x)

	(ix) x (x)	$
Market value of class or series		(E)

Average Market Value of Class or Series (Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))	$27,118,883
(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 Fees, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)			$0.0000
		(2)

Market value of class or series	(1) + (2)		$27,118,883

Participation Fee			$1,200.0000

Late Fee, if applicable		$

Total Fee Payable			$1,200.0000
(Participation Fee plus Late Fee)